OPPENHEIMER & CO. INC. AND SUBSIDIARIES
(S.E.C. I.D. No. 8-04077)

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2022

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Oppenheimer & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2023

We have served as the Company's auditor since 2013.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Balance Sheet
As of December 31, 2022

(Expressed in thousands, except number of shares and per share amounts)

ASSETS

Cash and cash equivalents	$	88,932
Deposits with clearing organizations (includes securities with a fair value of $24,937)		77,691
Receivable from brokers, dealers and clearing organizations		208,564
Receivable from customers, net of allowance for credit losses of $350		1,202,443
Securities owned, including amounts pledged of $175,724 at fair value		487,633
Notes receivable, net		57,495
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $65,642		16,126
Deferred income taxes, net		34,027
Right-of-use lease assets, net of accumulated amortization of $2,494		4,743
Goodwill		10,788
Other assets		144,766
Total assets	$	2,333,208

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to brokers, dealers and clearing organizations	$	550,006
Payable to customers		458,961
Securities sold under agreements to repurchase		161,009
Securities sold but not yet purchased, at fair value		52,768
Income tax payable		50,490
Lease liabilities		4,831
Accrued compensation		224,854
Accounts payable and other liabilities		158,325
Subordinated borrowings		112,558
Total liabilities		1,773,802

Commitments and contingencies (note 14)

Stockholder's equity

Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		331,618
Retained earnings		227,442
Accumulated other comprehensive income		1,628
Less 369 shares of treasury stock, at cost		(1,358)
Total stockholder's equity		559,406
Total liabilities and stockholder's equity	$	2,333,208

The accompanying notes are an integral part of this consolidated balance sheet.

1.   Organization

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based registered broker-dealer and investment adviser in securities under the Securities Exchange Act of 1934 ("the Act") and is a member firm of the Financial Industry Regulatory Authority. The Company is also a registered introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company is also a member of Intercontinental Exchange, Inc., known as ICE Futures U.S., and various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwriting, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States and Puerto Rico. In addition, the Company conducts business in Israel.

2.   Summary of significant accounting policies and estimates

Basis of Presentation

The consolidated balance sheet of the Company includes the accounts of the Company's wholly owned subsidiaries: Freedom Investments, Inc. ("Freedom"), a registered broker dealer in securities, which provides discount brokerage services; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., and Old Michigan Corp. and Subsidiaries (inactive).

This consolidated balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Intercompany transactions and balances have been eliminated in the preparation of the consolidated balance sheet.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet.

In presenting the consolidated balance sheet, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill and other intangible assets, share based compensation plans and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain critical accounting policies in which estimates are a significant component of the amounts reported on the consolidated balance sheet follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and requires certain fair value measurement disclosures.

Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, U.S. Agency securities, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. As of December 31, 2022, the Company had $31.8 million of auction rate securities ("ARS") in level 3 assets. See note 6 for further details.

Fair Value Option

The Company elected the fair value option for securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date. The Company has elected the fair value option for these instruments to reflect more accurately market and economic events in its earnings and to mitigate a potential mismatch in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. As of December 31, 2022, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIE") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE. As of December 31, 2022, the Company did not have any VIE.

Financing Receivables

The Company's financing receivables include customer margin loans, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of securities positions that have failed to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss

following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans to financial advisors as part of its hiring process. These loans are recorded as notes receivable on its consolidated balance sheet. Allowances are established on these loans if the financial advisor is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable or cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Leases

Right-of-use ("ROU") assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, excluding non-base rent components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance. The discount rates used in determining the present value of leases are the Company's incremental borrowing rates, developed based upon each lease's term. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, the ROU assets also include any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives.

Goodwill

The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD") reporting unit. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgment. The Company's annual goodwill impairment analysis performed as of December 31, 2022 applied the same valuation methodologies with consistent inputs as that performed as of December 31, 2021.

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. This standard valuation methodology requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, and EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use

in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

Share-Based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock, stock options and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the stock options and restricted stock awards as equity awards. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A non-voting common stock ("Class A Stock") adjusted for the present value of the dividend to be received upon vesting. The fair value of stock options is determined using the Black-Scholes model. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Parent classifies stock appreciation rights ("OARs") as liability awards, which requires the fair value to be remeasured at each reporting period until the award vests. The fair value of OARs is also determined using the Black-Scholes model at the end of each reporting period. The compensation cost is adjusted each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

Receivables from / Payables to Customers

Receivables from and payables to customers include balances arising from customer securities and margin transactions. Receivables from customers are recorded when margin loans are extended to customers and are recorded on a settlement date basis. Payables to customers are recorded when customers deposit cash into their accounts and are recorded on a settlement date basis.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Additionally, the Company elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company can present the reverse repurchase and repurchase agreements on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 10 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Bank Call Loans

Bank call loans are generally payable on demand and bear interest at various rates, and such loans are collateralized by firm and/or customer's margin securities.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; gains or losses resulting from translating foreign currency financial statements, net of related tax effects, are reflected in accumulated other comprehensive income in the consolidated balance sheet. The functional currency of the overseas operations in Tel Aviv, Israel is the local currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated balance sheet. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes" on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

New Accounting Pronouncements

The Company has reviewed and evaluated the impact of the recently issued Accounting Standard Updates by Financial Accounting Standards Board ("FASB") which is not expected to have a material impact on its consolidated balance sheet and disclosure.

3.   Financial Instruments - Credit Losses

The Company follows ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for securities borrowed, margin loans and reverse repurchase agreements. No material historical losses have been reported on these assets. See note 7 for details.

As of December 31, 2022, the Company has $57.5 million of notes receivable. Notes receivable represents recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 10 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. At this point any uncollected portion of the notes gets reclassified into a defaulted notes category.

The allowance for uncollectibles is a valuation account that is deducted from the amortized cost basis of the defaulted notes balance to present the net amount expected to be collected. Balances are charged-off against the allowance when management deems the amount to be uncollectible.

The Company reserves 100% of the uncollected balance of defaulted notes which are five years and older and applies an expected loss rate to the remaining balance. The expected loss rate is based on historical collection rates of defaulted notes. The expected loss rate is adjusted for changes in environmental and market conditions such as changes in unemployment rates, changes in interest rates and other relevant factors. As of December 31, 2022 no adjustments were made to the expected loss rates. The Company will continuously monitor the effect of these factors on the expected loss rate and adjust it as necessary.

The allowance is measured on a pool basis as the Company has determined that the entire defaulted portion of notes receivable has similar risk characteristics.

As of December 31, 2022, the uncollected balance of defaulted notes was $6.9 million and the allowance for uncollectibles was $4.3 million. The allowance for uncollectibles consisted of $2.5 million related to defaulted notes balances (five years and older) and $1.8 million (under five years).

The following table presents the disaggregation of defaulted notes by year of origination as of December 31, 2022:

(Expressed in thousands)	As of December 31, 2022
2022	$ 1,133
2021	2,317
2020	444
2019	347
2018	132
2017 and prior	2,507
Total	6,880

4.   **Receivable from and payable to brokers, dealers and clearing organizations**

(Expressed in thousands)		As of December 31, 2022
Receivable from brokers, dealers and clearing organizations consists of:		
Securities borrowed	$	127,817
Receivable from brokers		49,102
Securities failed to deliver		9,099
Clearing organizations and other		22,546
Total	$	208,564
Payable to brokers, dealers and clearing organizations consists of:		
Securities loaned	$	320,843
Securities failed to receive		62,646
Clearing organizations and other (1)		166,517
Total	$	550,006

(1) The balance as of December 31, 2022 primarily related to a trade/settlement date adjustment for U.S. Government Securities.

5.   **Leases**

The Company and its subsidiaries have operating leases for a data center and equipment expiring at various dates through 2029. The Parent leases its corporate headquarters at 85 Broad Street, New York, New York which houses its executive management team and many administrative functions for the firm as well as its research, trading, investment banking, and asset management divisions and an office in Troy, Michigan, which among other things, houses its payroll and human resources departments.

The majority of the leases are held by Viner Finance Inc., which is a consolidated subsidiary of the Parent.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. Most leases include an option to renew and the exercise of lease renewal options is at the Company's sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities.

The depreciable life of assets and leasehold improvements is limited by the expected lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2022, the Company had ROU operating lease assets of $4.7 million (net of accumulated amortization of $2.5 million) which are comprised of real estate leases of $1.8 million (net of accumulated amortization of $0.1 million) and equipment leases of $2.9 million (net of accumulated amortization of $2.4 million). As of December 31, 2022, the Company had operating lease liabilities of $4.8 million which are comprised of real estate lease liabilities of $1.9 million and equipment lease liabilities of $2.9 million. As of December 31, 2022, the Company had not made any cash payments for amounts included in the measurement of operating lease liabilities or right of use assets obtained in exchange for operating lease obligations. The Company had no finance leases as of December 31, 2022.

As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date. The Company used the incremental borrowing rate as of the lease commencement date for the operating leases commenced subsequent to January 1, 2019.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2022

The following table presents the weighted average lease term and weighted average discount rate for our operating leases as of December 31, 2022:

	As of December 31, 2022
Weighted average remaining lease term (in years)	3.85
Weighted average discount rate	6.28%

The maturities of lease liabilities as of December 31, 2022 are as follows:

(Expressed in thousands)	As of December 31, 2022
2023	$ 1,934
2024	1,445
2025	754
2026	377
2027	387
2028 and after	567
Total lease payments	$ 5,464
Less interest	(633)
Present value of operating lease liabilities	$ 4,831

As of December 31, 2022, the Company had no additional operating leases that have not yet commenced.

6. Fair value measurements

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices, quoted market prices for comparable securities or discounted cash flow models. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable to-be-announced ("TBA") security.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations and bond spread information.

Mortgage and Other Asset-Backed Securities

The Company values non-agency securities collateralized by home equity and various other types of collateral based on external pricing and spread data provided by independent pricing services. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.

Corporate Equities

Equity securities and options are generally valued based on quoted prices from the exchange or market where traded. To the extent quoted prices are not available, fair values are generally derived using bid/ask spreads.

Auction Rate Securities ("ARS")

Background

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and together with the NYAG, the "Regulators") concluding proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients. As of September 30, 2021, the Company had completed its ARS purchase obligations related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer had also reached settlements of and received adverse awards in legal proceedings with various clients where the Company was obligated to purchase ARS. As of December 31, 2022, the Company no longer had any obligations to purchase ARS from such legal settlements or adverse awards.

As of December 31, 2022, the Company owned $31.8 million of ARS. This amount represents the unredeemed or unsold amount that the Company holds as a result of ARS buybacks pursuant to the settlements with the Regulators and legal settlements and awards referred to above.

Valuation

The Company's ARS owned referred to above have, for the most part, been subject to issuer tender offers. The Company has valued the ARS securities owned at the tender offer price and categorized them in Level 3 of the fair value hierarchy due to the illiquid nature of the securities and the period of time since the last tender offer. The fair value of ARS is particularly sensitive to movements in interest rates. However, an increase or decrease in short-term interest rates may or may not result in a higher or lower tender offer in the future or the tender offer price may not provide a reasonable estimate of the fair value of the securities. In such cases, other valuation techniques might be necessary.

As of December 31, 2022, the Company had a valuation allowance totaling $5.2 million relating to ARS owned (which is included as a reduction to securities owned on the consolidated balance sheet).

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2022

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2022, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022

(Expressed in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Deposits with clearing organizations	$ 24,937	$ —	$ —	$ 24,937
Securities owned:				
U.S. Treasury securities	352,865	—	—	352,865
U.S. Agency securities	—	6,009		6,009
Sovereign obligations	—	9,502	—	9,502
Corporate debt and other obligations	—	8,940	—	8,940
Mortgage and other asset-backed securities	—	1,882	—	1,882
Municipal obligations	—	30,022	—	30,022
Convertible bonds	—	21,800	—	21,800
Corporate equities	24,837	—	—	24,837
Auction rate securities	—	—	31,776	31,776
Securities owned, at fair value	377,702	78,155	31,776	487,633
Investments [1]	—	1,105		1,105
Derivative contracts:				
TBAs	—	1,762	—	1,762
Total	$ 402,639	$ 81,022	$ 31,776	$ 515,437
Liabilities				
Securities sold but not yet purchased:				
U.S. Treasury securities	$ 25,006	$ —	$ —	$ 25,006
U.S. Agency securities	—	3	—	3
Sovereign obligations	—	9,048	—	9,048
Corporate debt and other obligations	—	2,905	—	2,905
Convertible bonds	—	4,428	—	4,428
Corporate equities	11,378	—	—	11,378
Securities sold but not yet purchased, at fair value	36,384	16,384	—	52,768
Derivative contracts:				
Futures	44	—	—	44
TBAs	—	1,761	—	1,761
Derivative contracts, total	44	1,761	—	1,805
Total	$ 36,428	$ 18,145	$ —	$ 54,573

(1) Included in other assets on the consolidated balance sheet.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the consolidated balance sheet. The table below excludes non-financial assets and liabilities (e.g., furniture, equipment and leasehold improvements and accrued compensation). The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short term nature of the underlying assets.

Assets and liabilities not measured at fair value as of December 31, 2022

(Expressed in thousands)		Fair Value Measurement: Assets			
	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 88,932	$ 88,932	$ —	$ —	$ 88,932
Deposits with clearing organization	52,754	52,754	—	—	52,754
Receivable from brokers, dealers and clearing organizations:					
Securities borrowed	127,817	—	127,817	—	127,817
Receivables from brokers	49,102	—	49,102	—	49,102
Securities failed to deliver	9,099	—	9,099	—	9,099
Clearing organizations and other	22,545	—	22,545	—	22,545
	208,563	—	208,563	—	208,563
Receivable from customers	1,202,443	—	1,202,443	—	1,202,443
Notes receivable, net	57,495	—	57,495	—	57,495
Investments [1]	79,322	—	79,322	—	79,322

(1)   Included in other assets on the consolidated balance sheet.

(Expressed in thousands)		Fair Value Measurement: Liabilities			
	Carrying Value	Level 1	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations:					
Securities loaned	$ 320,843	$ —	$320,843	$ —	$320,843
Securities failed to receive	62,646	—	62,646	—	62,646
Other	166,473	—	166,473	—	166,473
	549,962	—	549,962	—	549,962
Payables to customers	458,961	—	458,961	—	458,961
Securities sold under agreements to repurchase	161,009	—	161,009	—	161,009
Subordinated borrowings	112,558	—	112,558	—	112,558

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated balance sheet.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel ("NIS"). Such

hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets or other liabilities on the consolidated balance sheet.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The Company uses futures contracts, including U.S. Treasury notes, Federal Funds, General Collateral futures and Eurodollar contracts primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded on the consolidated balance sheet in payable to brokers, dealers and clearing organizations.

To-be-announced securities

The Company also transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Net unrealized gains and losses on TBAs are recorded on the consolidated balance sheet in receivable from brokers, dealers and clearing organizations or payable to brokers, dealers and clearing organizations.

The notional amounts and fair values of the Company's derivatives as of December 31, 2022 by product were as follows:

(Expressed in thousands)	Fair Value of Derivative Instruments as of December 31, 2022		
	Description	Notional	Fair Value
Assets:			
Derivatives not designated as hedging instruments [1]			
Other contracts	TBAs	$ 1,775	$ 1,762
		$ 1,775	$ 1,762
Liabilities:			
Derivatives not designated as hedging instruments [1]			
Commodity contracts	Futures	$ 1,912,500	$ 44
Other contracts	TBAs	1,775	1,761
		$ 1,914,275	$ 1,805

(1) See "Derivative Instruments and Hedging Activities" above for a description of derivative financial instruments. Such derivative instruments are not subject to master netting agreements, thus the related amounts are not offset.

7.   Collateralized transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. Government and Agency, asset-backed, corporate debt, equity, and non-U.S. Government and Agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates. As of December 31, 2022, the Company had no outstanding balance of bank call loans.

As of December 31, 2022, the Company had approximately $1.7 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $268.2 million under securities loan agreements.

As of December 31, 2022, the Company had pledged $305.9 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

As of December 31, 2022, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving U.S. Government and Agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest.

Repurchase agreements and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase agreements and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase agreements and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2022:

(Expressed in thousands)	Overnight and Open
Repurchase agreements:	
U.S. Government and Agency securities	$ 189,021
Securities loaned:	
Equity securities	320,843
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$ 509,864

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2022:

(Expressed in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amounts of Assets Presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Received	
Reverse repurchase agreements	$ 28,012	$ (28,012)	$ —	$ —	$ —	$ —
Securities borrowed [1]	127,817	—	127,817	(127,365)	—	452
Total	$ 155,829	$ (28,012)	$ 127,817	$(127,365)	$ —	$ 452

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated balance sheet.

(Expressed in thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amounts of Liabilities Presented on the Balance Sheet	Gross Amounts Not Offset on the Balance Sheet		Net Amount
				Financial Instruments	Cash Collateral Pledged	
Repurchase agreements	$ 189,021	$ (28,012)	$ 161,009	$ (157,981)	$ —	$ 3,028
Securities loaned [2]	320,843	—	320,843	(308,535)	—	12,308
Total	$ 509,864	$ (28,012)	$ 481,852	$ (466,516)	$ —	$ 15,336

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated balance sheet.

The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. As of December 31, 2022, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). As of December 31, 2022, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $124.1 million and $28.0 million, respectively, of which the Company has sold and re-pledged approximately $39.4 million under securities loaned transactions and $28.0 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $175.7 million, as presented on the face of the consolidated balance sheet as of December 31, 2022.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate securities and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to credit risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers, dealers and clearing organizations as of December 31, 2022 are receivables from five major U.S. broker-dealers totaling approximately $100.7 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one to two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation, the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions), Mortgage-Backed Securities Division (a division of FICC) and others.

With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts as of December 31, 2022 are with the FICC. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2022, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

8. Furniture, equipment and leasehold improvements

The components of furniture, equipment and leasehold improvements as of December 31, 2022 are as follows:

(Expressed in thousands)		
Furniture, fixtures and equipment	$	72,294
Leasehold improvements		12,166
Total		84,460
Less accumulated depreciation		(65,642)
Total	$	18,818

9. Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2023, $7.1 million, December 31, 2023 and $1.6 million June 25, 2024 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also has issued a subordinated note to Viner in the amount of $100 million at a fixed rate of 6.75% due and payable on July 1, 2027.

The subordinated loans are available in computing Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's Net Capital requirements.

10. Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with the outside basis difference of its foreign subsidiaries is estimated at $3.5 million for those subsidiaries. The Company has continued to reinvest permanently the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business. The Company will continue to review its historical treatment of these earnings to determine whether its historical practice will continue or whether a change is warranted.

As of December 31, 2022, the Company has net deferred tax assets of $34.0 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes and a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $2.4 million on a tax-effected basis).

The Company believes that realization of deferred tax assets arising from temporary differences in the U.S. taxing jurisdictions is more likely than not based on past income trends and expectations of future taxable income. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on past income trends and expectations of future taxable income. The net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The Company is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2017 except for New York State and City.

The Company regularly assesses the likelihood of assessments in each taxing jurisdiction within which it operates and has established tax reserves it believes are adequate in relation to any potential exposures.

As of December 31, 2022, the Company had an income tax-related interest payable of $214,000 on its consolidated balance sheet.

11.   Employee compensation plans

The Parent and the Company maintain various employee compensation plans for the benefits of the Company's employees and affiliates. Two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation Plans

Oppenheimer Holdings Inc. 2014 Incentive Plan

On February 26, 2014, the Company adopted the Oppenheimer Holdings Inc. 2014 Incentive Plan (the "OIP"). Pursuant to the OIP, the Compensation Committee of the Board of Directors of the Parent (the "Committee") is permitted to grant options to purchase Class A Stock ("stock options"), Class A Stock awards and restricted Class A Stock (collectively "restricted stock awards") to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. Stock options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% on the six months before expiration. Restricted stock awards are generally awarded for a three or five year term and fully vest at the end of the term.

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Company awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Restricted stock - The Committee has granted restricted stock awards pursuant to the OIP. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the OIP for the year ended December 31, 2022:

	Number of Class A Shares Subject to Restricted Stock Awards	Weighted Average Fair Value Per Share	Remaining Contractual Life
Nonvested at beginning of year	1,311,966 $	26.72	2.2
Granted	339,398	38.70	3.3
Vested	(133,977)	25.68	—
Forfeited	(95,081)	28.72	—
Nonvested at end of year	1,422,306 $	29.54	1.9

As of December 31, 2022, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2022 was $60.2 million.

As of December 31, 2022, there was $19.8 million of total unrecognized compensation cost related to unvested restricted Class A Stock awards. The cost is expected to be recognized over a weighted average period of 1.9 years.

As of December 31, 2022, the number of shares of Class A Stock available under the share-based compensation plans, but not yet awarded, was 386,290.

On January 25, 2023, the Committee awarded a total of 238,840 restricted shares of Class A Stock to current employees pursuant to the OIP. Of these restricted shares, 151,810 shares will cliff vest in three years and 87,030 shares will cliff vest in five years.

Stock options - The Committee has granted stock options pursuant to the OIP. There were 5,233 options outstanding as of December 31, 2022.

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarizes the status of the Company's outstanding OARs awards as of December 31, 2022:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as of December 31, 2022
January 5, 2018	417,370 $	27.05	5 days $	15.28
January 11, 2019	490,016	26.45	1 year	17.01
January 10, 2020	502,160	27.54	2 years	17.47
January 11, 2021	606,159	32.16	3 years	17.48
January 7, 2022	632,807	49.57	4 years	11.79
Total OARs Outstanding	2,648,512			
Total weighted average values		$ 33.58	3.0 years $	15.68

The fair value as of December 31, 2022 for each of the OARs was estimated using the Black-Scholes model with the following assumptions:

	Grant Date				
	January 5, 2018	January 11, 2019	January 10, 2020	January 11, 2021	January 7, 2022
Expected term [1]	5 days	1 year	2 years	3 years	4 years
Expected volatility factor [2]	12.966 %	37.031 %	36.412 %	43.974 %	39.848 %
Risk-free interest rate [3]	0.513 %	4.680 %	4.421 %	4.221 %	4.112 %
Quarterly dividends [4]	$ 0.6	$ 0.6	$ 0.6	$ 0.6	$ 0.6

(1) The expected term was determined based on the remaining life of the actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Stock over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at December 31, 2022.
(4) Quarterly dividends of the Parent were used to compute the expected annual dividend yield.

As of December 31, 2022, 2,648,512 of outstanding OARs were unvested and none were vested. As of December 31, 2022, the aggregate intrinsic value of OARs outstanding was $27.7 million. The liability related to the OARs was $23.9 million as of December 31, 2022. As of December 31, 2022, there was $17.7 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 3.0 years.

On January 6, 2023, 522,190 OARs were awarded to Oppenheimer employees related to fiscal 2022 performance.

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees could make voluntary contributions which could not exceed $20,500 per annum in 2022.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals for fiscal 2022 of $11.1 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to hedge a portion of the EDCP obligation. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. As of December 31, 2022, the Company's liability with respect to the EDCP, DIP and CMDP totaled $53.6 million and is included in accrued compensation on the consolidated balance sheet as of December 31, 2022.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The Company hedges this deferred compensation obligation with a portfolio of mutual fund investments. As of December 31, 2022, the Company's liability with respect to this plan totaled $16.8 million.

On December 15, 2021, the Company adopted the Oppenheimer & Co. Inc. Investment Banking and Capital Markets Deferred Compensation Plan ("CMDP") for eligible employees in the Capital Markets business segment. An employee is eligible to participate in the Plan if the employee (i) is an Investment Banking Division employee of Oppenheimer with a title of Associate or above whose previous year's salary and bonus exceeded $200,000, or (ii) is a professional working in the Oppenheimer Capital Markets Division (but not the Investment Banking Division) who is designated by the Plan Administrator (in its sole discretion) as eligible to participate in the Plan. The CMDP has both mandatory and elective contributions. The amount of

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2022

compensation subject to mandatory deferral ("Bonus Deferral Credit") is based on a schedule maintained by the Plan Administrator from time to time. The Bonus Deferral Credit vests ratably over a period of three years and is distributed upon vesting. For the elective portion, a participant is eligible if his or her base salary and bonus exceed $500,000 and he or she may elect to defer up to 50% of the total of his or her base salary and bonus amounts ("Elective Deferral Credit") for a 5-year or 10-year period. The Elective Deferral Credit is 100% vested at all times. The Company provides a Matching Credit of 10% of the Elective Deferral Credit which vests on last day of the Performance Year (as defined in the CMDP) attributable to the Matching Credit. The Elective Deferral Credit and the Matching Credit are distributed in lump sums in the year following the fifth or tenth anniversary of the last day of the Performance Year (as defined in the CMDP), depending on the participant's election. At December 31, 2022, the Company's deferral related to the CMDP totaled $9.3 million which is comprised of Bonus Deferral Credits. Eligibility for Elective Deferral Credits begins in 2023 for elections made by December 31, 2021.

12.   Commitments and contingencies

Commitments

As of December 31, 2022, the Company had no collateralized or uncollateralized letters of credit outstanding.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, creating substantial exposure and periodic expenses. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include inquiries from the SEC, the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Counsel may be required to review, analyze and resolve numerous issues, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the Company can reasonably estimate a loss or range of loss or additional loss for the proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of loss.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's balance sheet as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of up to $40 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where the Company can make an estimate for such losses. For certain cases, the Company does not believe that it can make an

24

estimate. The foregoing aggregate estimate is based on various factors, including the varying stages of the proceedings (including the fact that some are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

Beginning on or about August 31, 2021, Oppenheimer has been named as a respondent in thirty-seven arbitrations, many containing multiple claimants, each filed before FINRA, relating to those claimants' purported investment in Horizon Private Equity, III, LLC ("Horizon"). Horizon is alleged to be a fraudulent scheme involving, among others, a former Oppenheimer employee John Woods. John Woods left Oppenheimer's employ in 2016 and Oppenheimer never received a complaint or question from any of the investors prior to the Securities and Exchange Commission ("SEC") bringing a complaint against Woods and his co-conspirators in 2021. Each investor signed a document acknowledging that Horizon was not an approved Oppenheimer product. Over a protracted period of time, Woods made multiple false statements to Oppenheimer, to regulators and to a state court. The claimants are seeking damages based on a number of legal theories, including, without limitation, violations of various state and federal statutes, breach of fiduciary duty, procurement of breach of fiduciary duty, negligent misrepresentation, aiding and abetting fraud, and unjust enrichment. Claimants do not allege Oppenheimer received any of the funds invested in Horizon, but rather that Oppenheimer's purported failure to properly supervise its employees allowed the alleged scheme to occur and continue. The twenty-six arbitrations still pending claim specific monetary damages allege losses of approximately $36.4 million in the aggregate while a few others claim unspecified damages. Oppenheimer believes these claims to be without merit and intends to defend itself vigorously against these claims.

As previously reported Oppenheimer's motion to vacate the arbitration award in *Donald Robinson, Timothy and Sharon Padden, Rhett Rainey, Kelly A. Rainey Trust, Toucan Holdings LP, Robert Goodman, Robert Daniel Burgner, Individually and as Trustee of the Burgner Family Charitable Remainder Trust, Douglas Kasemeier, Wesley Callaway, and Billy Loveless v. Oppenheimer & Co. Inc.* (the "Robinson Arbitration") was denied on January 30, 2023. Oppenheimer has settled, or settled in principle, eleven of the Horizon related arbitrations, including the Robinson Arbitration, with approximately forty-one individual complainants. The aggregate settlement payments for those eleven arbitrations total approximately $48.6 million.

On June 30, 2022, the Company received a "Wells Notice" from the SEC requesting that Oppenheimer make a written submission to the SEC to explain why Oppenheimer should not be charged with violations of Section 15c2-12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 15c2-12 thereunder as well as Municipal Securities Rulemaking Board Rules G-17 and G-27 in relation to its sales of municipal notes pursuant to an exemption from continuing disclosure contained in Rule 15c2-12. On September 13, 2022, the SEC filed a complaint against Oppenheimer in the United States District Court for the Southern District of New York (the "Court") alleging that Oppenheimer violated Section 15B(c)(1) of the Exchange Act and Rule 15c2-12 thereunder as well as Municipal Securities Rulemaking Board Rules G-17 and G-27 for not having fully complied with the exemption from the continuing disclosure obligations under Rule 15c2-12. The SEC asked the Court to enter an order enjoining Oppenheimer from violating the above referenced rules and requiring it to disgorge approximately $1.9 million plus interest. The Company believes such claim to be without merit and intends to vigorously defend itself against any such claim.

13.   Regulatory requirements

The Company's U.S. broker dealer subsidiaries, Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under the Exchange Act. Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. As of December 31, 2022, the net capital of Oppenheimer as calculated under the Rule was $432.5 million or 35.78% of Oppenheimer's aggregate debit items. This was $408.3 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2022, Freedom had net capital of $4.4 million, which was $4.3 million in excess of the $100,000 required to be maintained at that date.

14. Related party transactions

The Company has a fee sharing arrangement with its affiliate, OAM. Presently, the Company and OAM recognize 90% and 10%, respectively, of the revenue generated from the asset-based fees earned from accounts of clients of the Company who have invested in OAM programs.

The Company provides certain administrative and support services to other consolidated operating subsidiaries of the Parent.

As of December 31, 2022, the Company had amounts payable to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated balance sheet. Included in other assets are amounts receivable from affiliates of $9.6 million and included in accounts payable and other liabilities are amounts due to affiliates of $75.1 million.

As of December 31, 2022, the Company had income taxes payable of $50.5 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

15. Subsequent events

The Company has performed an evaluation of events that occurred since December 31, 2022 and through the date on which the consolidated balance sheet was issued, and determined that there are no events that have occurred that would require recognition or additional disclosure except as disclosed in Note 11 and Note 12.